Ply Gem Holdings, Inc.
185 Platte Clay Way, Suite A
P.O. Box 1017
Kearney, MO 64060

January 5, 2007

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE: Ply Gem Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Filed March 27, 2006
File #3330114041

Dear Mr. Cash:

On behalf of Ply Gem Holdings, Inc. (the “Company”), I am writing in response to the comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated December 15, 2006 (the “Comment Letter”) with respect to the Company’s annual report on Form 10-K for the year ended December 31, 2005 (File No. 3330114041) (the “Form 10-K”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter above each of the Company’s corresponding responses.

Form 10-Q for the quarterly period ended April 1, 2006

Note 2. Purchase Accounting, page 8

1.
We reviewed your response to our prior comment two. However, it is unclear to us what consideration you gave to the quantitative materiality of the $1.1 million in third party charges that was improperly capitalized in 2004 and subsequently expensed in 2006 as it relates to the period ended April 1, 2006. It appears to us that your materiality assessment should consider the impact of the correction on the period it is recorded.

Response: In our review of the quantitative effect of the $1.1 million correction expensed in the first quarter of 2006, the Company referred to Accounting Principles Board Opinion (APB) No. 28, paragraph 29, which states that in determining the materiality of a correction of an error, amounts should be related to the income of a full fiscal year and also to the effect on the trend of earnings. The Company determined that the $1.1 million correction was not material by using a full year’s 2006 projected pretax income of $27.4 million (as noted in our previous response) in the materiality test. The Company also considered the effect on the trend of earnings in its materiality determination. Because the Company is a manufacturer of residential exterior building products, our sales and operating earnings tend to be lower during periods of inclement weather. Weather conditions in the first quarter of each calendar year historically result in that quarter producing significantly less revenue, and as a result, lower profits than in any other period of the year. Based on this guidance and our trends in earnings, management determined this adjustment to be immaterial to the period ended April 1, 2006.

2.
We reviewed your response to our prior comment two. Please more fully explain to us how you concluded that any fees paid to CxCIC LLC do not benefit Caxton-Iseman (Ply Gem) L.P. Also, please tell us what the fees specifically relate to, including whether they are a reimbursement of amounts that CxCIC LLC paid to third parties.

Response: The Company has verified that CxCIC LLC is not owned, in  whole or in part, by Caxton-Iseman (Ply Gem) L.P. Any fees paid to CxCIC  LLC do not benefit Caxton-Iseman (Ply Gem)
    L.P.

The transaction fees that the Company paid directly to CxCIC LLC are for due diligence, financing and similar work performed by CxCIC LLC for the Company in connection with acquisitions of businesses by the Company. The Company believes it would have had to hire and pay other third party sources for these services if they had not been performed by CxCIC LLC.

If you have any questions regarding the foregoing responses to your comments, please contact the undersigned at (816) 903-8225.

Very truly yours,

/s/ Shawn K. Poe
Name: Shawn K. Poe
Title: Vice President, Chief Financial Officer,
Treasurer and Secretary